Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Cheddar – Interview with Hena Doba and Rob Piconi

Cheddar

September 9, 2021

Hena Doba: Know how to get it via things like solar panels and batteries, but how do we store it in large enough quantities to actually make the switch? Energy Vault has new technology that use a gravity based approach to solve those storage needs. And today they're announcing a SPAC merger that will take the company public and value it over $1 billion. Joining us now, Energy Vault CEO and founder, Rob Piconi. Rob, welcome to the show. Congratulations on this funding round. Tell us what Energy Vault does. How does your technology work?

Rob Piconi: So we use gravity, and we essentially take excess wind and solar from the renewable generation when it's not needed and not required. And we use that excess energy, and that powers motors that lifts these composite blocks in the air. It lifts them, and they're at height as potential energy. And then when the grid needs that energy, we lower those same blocks, and it discharges the electricity to the grid all, at very large utility scale.

Hena Doba: How big of a market right now is there, Rob, for this technology? And more importantly, where do you see it going, moving forward in the upcoming years?

Rob Piconi: Well, the market’s just massive, so you're looking at somewhere around $300 billion just up through 2030. And then it gets much larger and grows from there, so it’s just a massive growing market toward a large global need. And as far as the technology goes in deployment, we're looking at deployments that are going to be beginning in Q4 this year, and then ramping up in 2022.

Hena Doba: So to that point, with so many companies getting into this sector, how does your technology stand out from the competition, Rob?

Rob Piconi: Well, very uniquely, as you said, we’re solving this with gravity, which is the basis of 90% of all energy storage today. So that comes from these large-pump hydroelectric dams. But very uniquely with us, we have a way to actually build this anywhere so we aren’t dependent on any landscape like pumped hydro is. We can build anywhere. We use the soil from the ground of the excavation to make these composite blocks. So that means we’re local, that means the supply chain is stable, and very importantly we do this at an economic point that's just the industry leading in the market.

Rob Piconi: So we do this in a way that builds the system from a capex perspective, very, very cheaply and very sustainably. So we can also use things like coal ash, or even the fiberglass from wind blades, to make these composite bricks that are the basis of the energy storage. And we don’t degrade over time. So alternatives like lithium-ion, which you hear a lot about today, that technology degrades over time. That gets expensive. It also, environmentally, has some issues, as we’ve just heard. Even this past week, Moss Landing in California, there was a fire there at the battery facility. So a lot of safety and sustainability, which is paramount for us, for deploying at utility scale.

Hena Doba: How long until you think we'll have enough renewable energy stored to be able to confidentially make that shift away from fossil fuels altogether?

Rob Piconi: It’s the right question, Hena, and it's going to be a transition. So it's going to take at least the next five to ten years initially to begin to get renewables deployed in more volume, and storage to be able to support it to begin to replace baseload power and become dispatchable energy in just that first period, and then really up until 2040, up to 2050. So you're looking at a transition that's going to be 10, 20, 30 years to be able to fully replace fossil fuel, and fossil fuel will still play an important role to meet energy growth demands. I mean, growth is growing for energy globally. So we have to both replace fossil fuels with renewable, as well as use storage to get it to replace the fossil fuel to become baseload power, and that doesn’t happen overnight.

Hena Doba: Let’s talk about the SPAC merger, Rob, valuing your company at over $1 billion. Newly minted unicorn, congratulations. Why was a SPAC deal, the right move for your company?

Rob Piconi: Well, as we came into the market and looked at our deployment, and had proven technology from last year, so we had a commercial scale system done last year, we had a lot of interest from a lot of SPACs, a lot of ESG SPACs directly last year. But as we were signing then contracts and getting the validation from some of the largest companies in the world ... So Saudi Aramco was announced in April. And Saudi Aramco Ventures investing in the company. Enel Green Power, which is one of the largest independent power producers, they have almost 50 gigawatts of wind and solar under their management. As we got that customer validation, had proven technology, and looked at now focusing on just execution and deployment, the SPAC model became something very interesting for us. We just announced a hundred million a few weeks ago, you may have noted, in a Series C raise. And because uniquely the principals from Novus II, the SPAC that we're merging with, they were already investors in the company late last year. So this made it a very interesting discussion to have aligned investors who saw the need to fully capitalize the business plan, and just focus on execution to really help the planet solve decarbonization.

Hena Doba: What are your hopes for President Biden’s infrastructure bill? Do you think a lot of this funding will be coming your way or coming to your field?

Rob Piconi: So I think a lot of it will be coming in general to renewable energy generation. I think that’s fundamental. Now that energy is very, very cheap. It's more than half less the cost of fossil fuel. And then storage is going to be required to make it baseload. So absolutely, I think there’s going to be good chunks of that funding that's going to be coming toward getting decarbonisation solved through the broader deployment of renewables, and therefore of storage.

Hena Doba: Energy Vault CEO and founder, Rob Piconi. A huge day for you, Rob. Thank you again, and congratulations.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.